FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to acquire locomotive leasing company and purchase

50 locomotives from Siemens AG, Germany

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 21, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

September 21, 2006

For immediate release:

Mitsui & Co., Ltd.

Mitsui to acquire locomotive leasing company and purchase 50 locomotives from Siemens AG, Germany

Tokyo, September 21, 2006—Mitsui & Co., Ltd. (“Mitsui”) announced today that it had reached a basic agreement with Siemens AG (“Siemens”) of Germany on the acquisition of a locomotive leasing company, Siemens Dispolok GmbH (“Dispolok”, currently a 100% subsidiary of Siemens). In addition to this acquisition, Mitsui ordered 50 electric locomotives manufactured by Siemens for approximately 25 billion yen, which will be delivered within next 3 years. The transactions are scheduled to take place in October 2006, subject to regulatory approvals by the German authorities.

Mitsui has been expanding its locomotive leasing business mainly in West European countries such as Germany, the Netherlands, Belgium and France, with 50 locomotives owned and operated through its wholly owned subsidiary Mitsui Rail Capital Europe B.V. (“MRCE”), which was established in October 2004. Dispolok, meanwhile, currently leases out approximately 100 locomotives in Germany, Austria, Italy and Central and East European countries. Following the acquisition of Dispolok, the combined locomotive fleet leased by Mitsui through MRCE and Dispolok will increase to 150 units, creating an operating base which covers the whole European continent. The 50 locomotives to be purchased are multi-system units, equipped with various power and safety systems that will allow Mitsui to efficiently handle the increasing demand of cross-border operations along with enlargement of the European Union and liberalization of the railroad industry.

Mitsui entered the advanced freight car leasing market in the United States in 1996, building on the operational and managerial expertise gained from more than a decade of freight car leasing and maintenance operations. Leveraging this experience, in 2004 Mitsui entered the European locomotive leasing market as the first Japanese company. Through further expansion of its asset base both at MRCE and Dispolok and through ongoing measures to reinforce its maintenance and train operation management services, Mitsui aims to lead the market.

The importance of rail transportation is increasing over the world due to its energy efficiency and less environmental load as well as its mass transportation capacity of goods.

The EU, in particular, has been taking strong initiatives to enhance freight transportation capacity by rail through liberalization of the railroad industry. On top of the rolling stock leasing business, Mitsui intends to diversify its activities into logistics and freight transportation services using the railway network within Europe.

Attachment: Summary of Siemens Dispolok

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7548

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Siemens Dispolok

Name :	Siemens Dispolok GmbH

Head Office :	Munich, the Federal Republic of Germany

Establishment :	2001

Business :	Siemens locomotive leasing and maintenance management in Europe

Capital :	2 million Euro

Shareholder :	Siemens Beteiligungen Inland GmbH 100%(Siemens Aktiengesellschaft(“SAG”) 100%)

Number of Employees :	29

Number of Locomotives :	107 (as of September 2006) (all manufactured between 2001 – 2006)

Major customers :	National Railways(Austria, Slovenia, Croatia), TX-Logistics(Germany)

Rail4Chem(Germany),Wiener Lokalbahn(Austria), Ferrovia Nord Milano (Italy)

Sales :	44 million Euro(estimate for the year ending September 2006)

Photo: A multi-system locomotive from Dispolok fleet (50 new locomotives are the same type)